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                                                                      EXHIBIT 20


     RESOLVED, that the Board of Directors of MaxServ, Inc. (the "Company") does hereby expand the power and authority of the previously designated Special Committee, to expressly authorize such Special Committee, on behalf of the Company, (i) to prepare, approve, execute, file and distribute a Schedule 14D-9 in connection with Sears' Offer to Purchase, and (ii) to authorize and direct Company counsel to assist the Special Committee in connection with any of the foregoing matters (set out in (i) above) to the extent the Special Committee so desires or requests; provided that the Special Committee shall circulate to each director of the Company (including the designees of Sears) on or before noon Dallas Time Friday, February 14, 1997, a draft of the Schedule 14D-9 and shall make a good faith effort to confer and consult with each such director regarding any comments he or she may present to the Special Committee prior to or before noon Dallas Time Monday, February 17, 1997; provided, further, that the Special Committee shall not be obligated to modify the Schedule 14D-9 that is filed with the Securities and Exchange Commission to accommodate any comment made by a director that is a designee of Sears or by any other affiliate of Sears.